

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 25, 2006

via U.S. mail and facsimile

Robert Brady, Chief Executive Officer
Moog Inc.
PO Box 18
East Aurora, New York, 14052-0018

> **RE: Moog Inc,**
> **Form 10- K for the Fiscal Year Ended September 24, 2005**
> **Filed December 7, 2005**
> **File No.1-05129**

Dear Mr. Brady:

We have reviewed your response letter dated September 6, 2006 and have the following
additional comments.

Form 10-K for the Fiscal Year Ended September 24, 2005

Prior Comment 1

1. We appreciate the additional information you have provided to us concerning
    your segment reporting. You state that the consolidating schedules presented in
    the Green Book reflect your legal entity consolidation and that such information is
    maintained only where it is required for statutory or tax purposes. Based on this
    information we have some additional comments.

    We note that the CODM reports, at a high level, include discrete aggregated
    financial information for Americas, Europe, Pacific and FCS. Specific corporate
    allocations are made down to the level of net earnings at each of these units. We
    also note that there are regional managers for each of Americas, Europe, and
    Pacific, along with regional marketing, human resources and information
    technology. We also note that where you have specified the operating margin of
    each country, there are subtotals for America, Europe, Pacific and FCS, including
    the operating margins for each of those four regions.

Further we note that the Moog International Group FY06 2nd Quarter Financial Review presents specific sales and profit increases in narrative analytical format for each of Americas, Europe, Pacific and FCS. This package also includes discrete profitability by nation and in every case these are subtotaled by the respective regions. We also note that there is a budget comparison to actual for each nation.

- Confirm to us that the information generated by nation represents only statutory or tax information, as required outside of your internal reporting requirements. Please elaborate if necessary. In other words, is the source information in your CODM reports essentially on a statutory, and/or tax basis with little reconciliation necessary for those intended purposes;
- Explain to us more about Pro Control, Casella, FCS and Hydrolux. Why is discrete financial information regularly provided to the CODM for these entities? Is this information provided solely for tax or statutory reasons?
- In the Moog International Group FY06 2nd Quarter Financial Review we note detailed actual, budget, and difference from budget, columns for both sales and operating profit, by nation, *or lower levels.* This indicates that the operations *at each nation* are being assessed versus budget. Please advise.

Provide us with your formal capital expenditure approval authority at every level in your company. Identify the positions and quantify the amounts and level of authority.

You have said that your reporting units for assessing goodwill are the same as your operating segments, which are the same as your reportable segments. Help us better understand this analysis. By way of example, please provide us with a thorough analysis, based upon GAAP, that explains why each of the following entities were and are not determined to be reporting units;

- Curlin Medical
- Flo-Tork
- FCS Control Systems
- Power and Data Technologies Group

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant